UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Shengkai Innovations, Inc.
(Name of Issuer) Common Stock, $0.001 par value
(Title of Class of Securities) 82321P203
(CUSIP Number) Wang Chen No.106 Zhonghuan South Road, Airport Industrial Park Tianjin, People's Republic of China 300308 Tel: (86) 22-5883 8509
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 16, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82321P203

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Wang Chen
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,305,296 (including 41,688 shares of Common Stock that may be acquired upon exercise of certain options)
8. Shared Voting Power 0
9. Sole Dispositive Power 8,305,296 (including 41,688 shares of Common Stock that may be acquired upon exercise of certain options)
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,305,296 (including 41,688 shares of Common Stock that may be acquired upon exercise of certain options)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 49.92%
14. Type of Reporting Person (See Instructions) IN

This Amendment No. 2 relates to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of Wang Chen, on June 23, 2008 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Shengkai Innovations, Inc., a Florida corporation (“Shengkai” or the “Issuer”), as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 12, 2012. The information set forth in the Schedule 13D and Amendment No. 1 to the Schedule 13D is amended by this Amendment No. 2 only as specifically stated. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) and (d) of Amendment No. 1 to the Schedule 13D are hereby replaced in their entirety with the following:

(a) As of March 23, 2012, the Reporting Person beneficially owned 8,305,296 shares of the Issuer's Common Stock including directly-owned 38,389 shares of Common Stock, indirectly-owned 8,225,219 shares of Common Stock through Long Sunny and 41,688 shares of Common Stock that may be acquired through exercise of certain options, which represents approximately 49.92% of the Issuer's Common Stock, based on 16,638,307 shares of Common Stock issued and outstanding as of March 23, 2012. The Reporting Person is the sole shareholder in Long Sunny. Accordingly, 8,225,219 shares of Common Stock owned by Long Sunny are beneficially attributed to the Reporting Person, which represents 49.44% of the issued and outstanding shares of the Issuer.

In determining the Reporting Person’s beneficial ownership of the Issuer’s Common Stock as of a given date, the number of shares shown includes shares of Common Stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. Specifically, to calculate the percent of Common Stock owned by the Reporting Person as of March 23, 2012, (a) the numerator is the number of shares of Common Stock beneficially owned, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of Common Stock outstanding on March 23, 2012, and (ii) the total number of shares that the Reporting Person may acquire upon conversion of the preferred and on exercise of the warrants and options within 60 days.

(b) The Reporting Person is deemed to hold the sole voting and dispositive power over 38,389 shares of Common Stock and 41,688 shares of Common Stock that may be acquired through exercise of certain options. The Reporting Person may be deemed to hold sole voting and dispositive power over 8,225,219 shares of Common Stock of the Issuer as issued to Long Sunny by virtue of his 100% ownership of Long Sunny.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 8,305,296 shares of Common Stock reported in Item 5(a).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 26, 2012

By:	/s/ Wang Chen
Name: Wang Chen